# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lifetime Brands, Inc, CIK 0000874396
CUSIP: 53222Q103
Title of class of securities: Common Stock, $.01 par value
Address of issuer's principal executive offices: 1000 Steward Avenue, Garden City, New York (NY), 11530
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001138532

## Reporting persons
- JB Capital Partners L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,248,121; sole dispositive power 0; shared dispositive power 1,248,121; aggregate amount beneficially owned 1,248,121 (5.6% of the class)
- Alan W. Weber: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,248,121; sole dispositive power 0; shared dispositive power 1,248,121; aggregate amount beneficially owned 1,248,121 (5.6% of the class)

## Item 1. Issuer
Name of issuer: Lifetime Brands, Inc
Address of issuer's principal executive offices: 1000 Steward Avenue, Garden City, NY 11530

## Item 2. Person Filing
Name of person filing:
This statement is filed by (collectively, the "Reporting Persons")

(i) JB Capital Partners L.P., a Delaware limited partnership
(ii) Alan W. Weber, a United States citizen
Address of principal business office or, if none, residence: 5 Evan Place, Armonk, New York 10504
Citizenship: See Item 2(a)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) JB Capital Partners L.P. - 1,248,121 shares
(ii) Alan W. Weber - 1,248,121 shares
Percent of class:
(i) JB Capital Partners L.P. - 5.6%*
(ii) Alan W. Weber - 5.6%*
Sole power to vote or to direct the vote:
(i) JB Capital Partners L.P. - 0 shares
(ii) Alan W. Weber - 0 shares
Shared power to vote or to direct the vote:
(i) JB Capital Partners L.P. - 1,248,121 shares
(ii) Alan W. Weber - 1,248,121 shares
Sole power to dispose or to direct the disposition:
(i) JB Capital Partners L.P. - 0 shares
(ii) Alan W. Weber - 0 shares
Shared power to dispose or to direct the disposition:
(i) JB Capital Partners L.P. - 1,248,121 shares
(ii) Alan W. Weber - 1,248,121 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2 and Note (1) in Item 4

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2 and Note (1) in Item 4

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- JB Capital Partners L.P.: /s/ Alan W. Weber, Alan W. Weber/General Partner (02/10/2025)
- Alan W. Weber: /s/ Alan W. Weber, Alan W. Weber (02/10/2025)